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Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabular dollars in millions except ratios)

	Nine Months Ended September 30,		Twelve Months Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Earnings (loss) from continuing operations before income taxes, equity in earnings (loss) of investee companies and minority interest	$(12,742.1)	$1,587.6	$2,133.0	$2,132.7	$(7,564.4)	$(15,850.2)	$1,788.2
Add:
Distributions from investee companies	5.8	4.9	7.7	8.9	9.5	12.6	1.7
Interest expense, net of capitalized interest	407.5	426.4	570.1	564.5	719.6	693.7	715.0
1/3 of rental expense	157.9	138.8	193.4	160.9	137.2	123.8	95.1

Total Earnings (loss)	$(12,170.9)	$2,157.7	$2,904.2	$2,867.0	$(6,698.1)	$(15,020.1)	$2,600.0

Fixed charges:
Interest expense, net of capitalized interest	$407.5	$426.4	$570.1	$564.5	$719.6	$693.7	$715.0
1/3 of rental expense	157.9	138.8	193.4	160.9	137.2	123.8	95.1

Total fixed charges
requirements	$565.4	$565.2	$763.5	$725.4	$856.8	$817.5	$810.1

Ratio of earnings to fixed charges	Note a	3.8x	3.8x	4.0x	Note a	Note a	3.2x

  Note:

  (a) Earnings are inadequate to cover fixed charges by $12.74 billion in 2008, $7.55 billion in 2005 and $15.84 billion in 2004 due to the non-cash impairment charges of $14.12 billion in 2008, $9.48 billion in 2005 and $18.0 billion in 2004.

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  Exhibit 12